Matthew B. Hemington +1 650 843 5062 hemingtonmb@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by 1Life Healthcare, Inc.

in connection with its Registration Statement

on Form S-1 filed on January 3, 2020

VIA EDGAR AND COURIER

January 8, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Folake Ayoola Celeste Murphy Tracey Houser Mary Mast

RE:	1Life Healthcare, Inc. Registration Statement on Form S-1 Filed on January 3, 2020 File No. 333-235792

Ladies and Gentlemen:

On behalf of 1Life Healthcare, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range per share of the Company’s common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-235792), filed with the Commission on January 3, 2020 (the “Registration Statement”), as well as historical information with respect to the estimated fair values of the Company’s common stock since January 1, 2018. We are providing this letter in response to the comment below from the Staff received by letter dated November 15, 2019 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on October 19, 2019.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5062 rather than rely on the U.S. mail for such notice.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Two

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

11.

Once you have an estimated offering price range, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response tell us for each equity award granted since January 1, 2018 the following:

•	The date of the award;

•	The number of awards granted;

•	The exercise price of the award;

•	The deemed fair value of common stock on the grant date; and

•	The grant date fair value of the award.

Also tell us how the your estimate of the redeemable convertible preferred stock for purposes of estimating the fair value of your outstanding warrants relates to your estimates of common stock fair value.

IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] to $[***] per share (the “Price Range”) for its IPO, with a midpoint of $[***] per share. This range implies a pre-money equity valuation for the Company of approximately $[***] million to $[***] million.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•

input received from the lead underwriters, including discussions that took place on January 2, 2020 among senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of the lead underwriters.

In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including a discounted cash flow analysis and relevant trading multiples.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Three

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company will include the Price Range in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Historical Determinations of Fair Value and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees, consultants and directors of the Company is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The Board intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying the Company’s stock options was initially determined at each grant date by the Board and was supported by periodic independent third-party valuations. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board exercised significant judgment and considered numerous objective and subjective factors, including the factors described on page 102 of the Registration Statement, to make a reasonable determination of the fair value of the common stock based on the information known to the Company and the Board on the date of grant.

The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as described herein and on pages 102 through 104 of the Registration Statement. As discussed below, the methodologies used by the Company and a third-party valuation firm to determine the total equity value of the Company included the income approach and market approach. The Company and the third-party valuation firm then used the option pricing method (the “OPM”) to allocate total equity value to the Company’s common stock.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Four

The following table summarizes the valuation dates and resulting valuations used for stock option grants and the accounting for stock-based payments since January 1, 2018:

Valuation Date	Estimated Fair Value per Share of Common Stock
December 31, 2017	$4.36
March 31, 2018	4.47
June 30, 2018	7.16
August 21, 2018	7.77
December 31, 2018	7.77
March 31, 2019	7.93
June 30, 2019	10.04
August 31, 2019	11.47
October 31, 2019	11.56

The assumptions used in each valuation to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	external market conditions affecting the Company’s industry and trends within the Company’s industry;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples and other metrics;

•

the Company’s financial position, including cash on hand and the magnitude and timing of required payments to third-party lenders, and the Company’s historical and forecasted performance and operating results;

•	recent issuances of the Company’s preferred stock to new investors and arms’-length, third-party secondary transactions in the Company’s common stock;

•	the likelihood of achieving a liquidation event, such as an initial public offering or a sale of the Company in light of prevailing market conditions;

•	the terms of the Company’s preferred stock relative to the terms of the Company’s common stock; and

•	the lack of an active public market for the Company’s common stock and preferred stock.

The Company’s most recent round of redeemable convertible preferred stock financing was completed in August 2018, in which the Company issued and sold approximately 17.7 million shares of Series I preferred stock at a price per share of $12.43 (the “Series I Financing”). The Series I Financing was considered to be an arms’-length transaction due to participation by Carlyle Partners VII Holdings, L.P. (“Carlyle”), the sole investor in the Series I Financing and a new investor in the Company.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Five

Methodology of Determination of Estimated Value

The Company, with the assistance of a third-party valuation firm, estimated the equity value of the Company’s business on a minority, non-marketable basis using income and market approaches as well as recent sales of the Company’s redeemable convertible preferred stock and common stock in arms’-length transactions. The valuation approaches used at each valuation date were a combination of the income approach and the market approach.

Under the income approach, the discounted cash flows method (the “DCF Method”) was used to determine a present value of estimated cash flows over a ten-year forecast period based on management forecasts of net revenues and operating results, and included a terminal value at the end of year ten.

Under the market approach, the valuations considered arms’-length transactions in the Company’s equity securities (both preferred stock and common stock) as well as the guideline public company approach (the “GPCA”) and the guideline transactions approach (the “GTA”).

•

The transaction price and implied equity value from the Series I Financing were used in valuations since June 2018. For valuations completed following the Series I Financing, the indexing method was used, which reviews recent events in the public markets as well as those specific to the Company to determine if an adjustment to the implied equity value from the Series I Financing is warranted.

•	Transaction prices of recent secondary transactions in the Company’s common stock were used in valuations since December 2018 as they represented arms’-length transactions among sophisticated parties.

•

The GPCA derived market valuation multiples from trailing-twelve-months (“TTM”) revenue and EBITDA as well as estimated revenue and EBITDA over a three-year forecast period for comparable public companies. In determining appropriate multiples to apply to the Company, the Company, with the assistance of a third-party valuation firm, considered the Company’s size, risk and profitability compared to the guideline public companies. The GPCA did not assign any weight to the Company’s EBITDA multiples given the Company has not demonstrated a track record of profitable operations.

•

The valuations considered but ultimately did not use estimated equity value under the GTA given the observed market transactions involved companies with significant differences in size and profitability compared to the Company.

These valuation approaches are described in detail under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation—Determination of the Fair Value of Common Stock” on pages 102 through 104 of the Registration Statement.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Six

Allocation of Estimated Value to Common Stock

The Company, with the assistance of a third-party valuation firm, used the OPM to allocate equity value determined under the valuation methods described above across the various classes and series of the Company’s capital stock. Under the OPM, shares of the various classes and series of capital stock are valued by creating a series of call options with exercise prices based on their respective claims to total equity value, accounting for liquidation preferences and conversion terms of each equity class and series. The estimated fair value of the Company’s capital stock is inferred by analyzing these options using a Black-Scholes option-pricing model, with an assumed option term consistent with management’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of comparable public companies over a similar term. The valuations performed the OPM under two liquidity scenarios, a merger or acquisition (“M&A”) event and an IPO event, which resulted in different allocations of equity value across the classes and series of the Company’s capital stock in each scenario. The valuations assigned a weighting to the estimated equity value derived under each scenario to determine estimated fair value of the Company’s common stock.

In determining the estimated fair value of the Company’s common stock, the Board also considered that the Company’s common stock is not freely tradeable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Seven

Summary of Equity Awards and Determinations of Fair Value

Since January 1, 2018, the Board has approved grants of the following equity awards to the Company’s employees, consultants and directors.

Grant Date	Number of Shares Underlying Stock Option Grant	Exercise Price Per Share	Deemed Grant Date Fair Value of Common Stock Per Share	Grant Date Fair Value Per Stock Option*
February 15, 2018	1,611,799	$4.36	$4.36	$2.32
May 17, 2018	1,563,430	4.47	4.47	2.10
September 20, 2018	905,355	7.77	7.77	3.61
November 16, 2018	493,300	7.77	7.77	3.61
November 26, 2018	17,500	7.77	7.77	3.63
March 9, 2019	1,089,820	7.77	7.77	3.56
May 10, 2019	1,309,468	7.93	7.93	3.64
August 15, 2019	10,000	10.04	10.04	4.25
September 19, 2019	1,140,480	11.47	11.47	5.16
September 26, 2019	19,200	11.47	11.47	5.14
November 21, 2019	4,133,429	11.56	11.56	5.35

*

As stated on pages F-43 through F-45 of the Registration Statement, the fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Registration Statement describes and quantifies the significant assumptions used during 2017 and 2018 and the nine months ended September 30, 2018 and 2019 on page F-44 and for the November 21, 2019 grants on page 158.

The following include the key considerations in determining the fair value of the Company’s common stock at each valuation date.

February 2018 Grants (December 2017 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of December 31, 2017 (the “December 2017 Valuation”). The valuation used the DCF Method to estimate total equity value of $521.1 million.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 60% to an IPO event in December 2020 and (ii) 40% to an M&A event in March 2020. The risk free interest rate was determined to be 1.98% for an IPO event and 1.91% for an M&A event based on three-year and applicable treasury rates, respectively, and the equity volatility rate was determined to be 50.8% for an IPO event and 50.1% for an M&A event based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $521.1 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 15%

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Eight

was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $4.36 per share.

In February 2018, the Board, after taking into account the December 2017 Valuation, relevant business conditions, the financial performance and corporate history of the Company, determined to grant options to purchase 1,611,799 shares of common stock, each with an exercise price of $4.36 per share.

May 2018 Grants (March 2018 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of March 31, 2018 (the “March 2018 Valuation”). The valuation used the DCF Method to estimate total equity value of $537.6 million.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 60% to an IPO event in March 2021 and (ii) 40% to an M&A event in March 2021. The risk free interest rate was determined to be 2.39% based on applicable treasury rates, and the equity volatility rate was determined to be 48.1% based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $537.6 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 15% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $4.47 per share. The increase in the estimated value of the Company’s common stock from $4.36 per share in the December 2017 Valuation to $4.47 per share in the March 2018 Valuation is due primarily to changes in management’s forecast assumptions underlying the DCF.

The Board, after taking into account the March 2018 Valuation, relevant business conditions, the financial performance and corporate history of the Company, and the absence of any changes that would materially impact the Company’s equity value since the time of the March 2018 Valuation, determined to grant options to purchase 1,563,430 shares of common stock in May 2018, each with an exercise price of $4.47 per share.

June 2018 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of June 30, 2018 (the “June 2018 Valuation”). The valuation used a weighted combination of the pre-money valuation from the anticipated Series I Financing (50% weighting), the DCF Method (40% weighting) and the GPCA (10% weighting), to estimate total equity value of $928.4 million. The Series I Financing pre-money valuation was assigned a higher weighting as it was expected to close in less than two months and the pre-money valuation, financing round size and sole investor, Carlyle, had already been established. The DCF Method was assigned a similar weighting given that the Series I Financing had not yet closed and that the Company’s revenue and earnings met expectations for the prior fiscal year and most recent quarter. In contrast to prior valuations, the June 2018 Valuation accounted for the GPCA estimated equity value, as recent movements in comparable company multiples suggested that the GPCA provided a meaningful indication of total equity value.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Nine

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 50% to an IPO event in March 2021 and (ii) 50% to an M&A event in March 2021. The risk free interest rate was determined to be 2.75% based on applicable treasury rates, and the equity volatility rate was determined to be 47.7% based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $928.4 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 20% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $7.16 per share. The Company increased the DLOM to reflect the decreased probability of a near-term exit event as determined by the Board and senior management, in part due to the anticipated Series I Financing.

The increase in the estimated value of the Company’s common stock from $4.47 per share in the March 2018 Valuation to $7.16 per share in the June 2018 Valuation is due primarily to the pre-money valuation agreed to in the proposed arms’-length Series I Financing with Carlyle, a new, sophisticated private equity investor. The pre-money valuation agreed to with Carlyle accounted for the fact that the Company had entered into its first health network partnership arrangement and had been experiencing consistent member growth which was projected to continue.

September 2018 and November 2018 Grants (August 2018 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of August 21, 2018 (the “August 2018 Valuation”). The valuation used a weighted combination of the valuation from the Series I Financing (60% weighting), the DCF Method (30% weighting) and the GPCA (10% weighting) to estimate total equity value of $1,220.5 million. The Series I Financing valuation was assigned a higher weighting due to its recent closing in August 2018.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 50% to an IPO event in March 2021 and (ii) 50% to an M&A event in March 2021. The risk free interest rate was determined to be 2.75% based on applicable treasury rates, and the equity volatility rate was determined to be 41.7% based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of approximately $1,220.5 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 20% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $7.77 per share.

The increase in the estimated value of the Company’s common stock from $7.16 per share in the June 2018 Valuation to $7.77 per share in the August 2018 Valuation is due primarily to:

•

the recent closing of the arms’-length Series I Financing with Carlyle, a new, sophisticated private equity investor, which was assigned a higher weighting than in the June 30, 2018 valuation given it had closed in August 2018;

•	an increase in the DCF Method estimated equity value due to lower estimated losses in the management forecast; and

•	an increase in guideline public company market valuation multiples used in the GPCA.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Ten

The Board, after taking into account the August 2018 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 905,355 shares of common stock in September 2018, 510,800 shares of common stock in November 2018 and 1,089,820 shares of common stock in March 2019, each with an exercise price of $7.77 per share.

March 2019 Grants (December 2018 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of December 31, 2018 (the “December 2018 Valuation”). The valuation used a weighted combination of the indexing method based on the Series I Financing post-money valuation (50% weighting), the DCF Method (30% weighting), the GPCA (15% weighting) and recent secondary transactions for the sale of an aggregate of 1,980,000 shares of common stock at a weighted average price of $11.66 per share (5% weighting), to estimate total equity value of $1,214.0 million. The valuation from the recent secondary transactions was assigned a weighting given the number of shares sold increased relative to prior period transactions. Due to decreases in the equity value of comparable companies since the Series I Financing, the Series I Financing post-money valuation was discounted by 10%. The valuation from recent secondary transactions was assigned a small weighting due to the relatively low volume of shares traded compared to the number of shares of preferred stock issued in the Series I Financing.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 50% to an IPO event in July 2021 and (ii) 50% to an M&A event in July 2021. The risk free interest rate was determined to be 2.47% based on applicable treasury rates, and the equity volatility rate was determined to be 41.8% based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $1,214.0 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 20% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $7.77 per share.

The Board, after taking into account the December 2018 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 1,089,820 shares of common stock in March 2019, each with an exercise price of $7.77 per share.

May 2019 Grants (March 2019 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of March 31, 2019 (the “March 2019 Valuation”). The valuation used a weighted combination of the DCF Method (45% weighting), the indexing method (35% weighting), the GPCA (15% weighting) and recent secondary transactions for the sale of an aggregate of 171,717 shares of common stock at a weighted average price of $9.07 per share (5%), to estimate total equity value of $1,235.0 million. The indexing method was assigned a lower weighting given the Series I Financing had occurred more than six months prior to the valuation date. The DCF Method was assigned a higher weighting due to the consistency of management’s forecast compared to that from the December 2018 Valuation and given that the Company had exceeded revenue and earnings expectations for the prior fiscal year and most recently completed quarter. The valuation from recent secondary transactions was assigned a small weighting due to the low volume of shares traded. Due to decreases in the equity value and revenue and EBITDA multiples of comparable companies since the Series I Financing, the Series I Financing post-money valuation was discounted by 5%.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Eleven

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 50% to an IPO event in July 2021 and (ii) 50% to an M&A event in July 2021. The risk free interest rate was determined to be 2.25% based on applicable treasury rates, and the equity volatility rate was determined to be 42.2% based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of approximately $1,235.0 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 20% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $7.93 per share.

The increase in the estimated value of the Company’s common stock from $7.77 per share in the December 2018 Valuation to $7.93 per share in the March 2019 Valuation is due primarily to the reduced weighting of the indexing method estimated equity value and minimal increases in estimated equity value from the DCF Method from minor changes in management’s forecasts assumptions.

The Board, after taking into account the March 2019 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 1,309,468 shares of common stock in May 2019, each with an exercise price of $7.93 per share.

August 2019 Grants (June 2019 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of June 30, 2019 (the “June 2019 Valuation”). The valuation used a weighted combination of the DCF Method (55% weighting), the indexing method (10% weighting), the GPCA (15% weighting) and recent secondary transactions for the sale of an aggregate of 1,100,000 shares of common stock at a weighted average price of $11.94 per share (20% weighting), with a DLOM of 15%, to estimate total equity value of $1,451.0 million. The indexing method was assigned a lower weighting given the Series I Financing had occurred more than ten months prior to the valuation date. The DCF Method was assigned a higher weighting due to the consistency in management forecasts compared to prior valuations and given that the Company had exceeded revenue expectations for the prior fiscal year and most recently completed quarter. The valuation from recent secondary transactions was assigned a higher weighting due to the high volume of shares traded. The valuation from recent secondary transactions was assigned a higher weighting due to the higher volume of shares traded. Due to decreases in revenue multiples, and increases in equity value and EBITDA multiples, of comparable companies since the Series I Financing, the Series I Financing post-money valuation was increased by 5%.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 60% to an IPO event in January 2020 and (ii) 40% to an M&A event in July 2021. The risk free interest rate was determined to be 2.06% and 1.75% for the IPO event and M&A event, respectively, based on applicable treasury rates, and the equity volatility rate was determined to be 47.1% and 42.8% for the IPO event and the M&A event, respectively, based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $1,451.0 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 15% was

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Twelve

then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $10.04 per share.

The increase in the estimated value of the Company’s common stock from $7.93 per share in the March 2019 Valuation to $10.04 per share in the June 2019 Valuation is due, among other things, to:

•	a decrease in the DLOM from 20% to 15% due to the higher probability of a near term IPO as described further below;

•	a decrease in discount rate and increase in the present value of cash flows and terminal value in the DCF Method analysis driven primarily by continued consistency in management forecasts; and

•	an increase in arms’-length, third-party secondary transaction prices for the Company’s common stock and the higher weighting assigned to the valuation from these transactions.

The Company reduced its DLOM and increased the weighting for an IPO event in the OPM to reflect the higher probability of a near term IPO given commencement of initial preparations for an IPO. In June 2019, the Company’s senior management began conducting extensive meetings in preparation for a potential IPO with investment banks, outside auditors, outside counsel, IPO advisory firms, stock exchanges and the Board.

The Board, after taking into account the June 2019 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 10,000 shares of common stock in August 2019, each with an exercise price of $10.04 per share.

September 2019 Grants (August 2019 Valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of August 31, 2019 (the “August 2019 Valuation”). The valuation used a weighted combination of the DCF Method (60% weighting), the GPCA (25% weighting) and recent secondary transactions for the sale of an aggregate of 499,586 shares of common stock at a weighted average price of $10.30 per share (15% weighting), with a DLOM of 14%, to estimate total equity value of $1,641.0 million.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 60% to an IPO event in January 2020 and (ii) 40% to an M&A event in July 2021. The risk free interest rate was determined to be 1.92% and 1.52% for the IPO event and M&A event, respectively, based on applicable treasury rates, and the equity volatility rate was determined to be 43.1% and 45.4% for the IPO event and the M&A event, respectively, based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $1,641.0 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 14% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $11.47 per share.

The increase in the estimated value of the Company’s common stock from $10.04 per share in the June 2019 Valuation to $11.47 per share in the August 2019 Valuation is due primarily to:

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Thirteen

•	a decrease in the DLOM from 15% to 14% as the Company and its advisors continued to progress toward a near term IPO event;

•	a decrease in discount rate and increase in the present value of cash flows and terminal value in the DCF Method analysis driven primarily by continued consistency in management forecasts;

•

continued strong revenue and membership growth over prior periods, with EBITDA in line with expectations, including due to increased revenue from new health network partnerships entered into in 2019; and

•	no weighting assigned to the indexing method due to the length of time since the Series I Financing closing.

The Company further reduced its DLOM to reflect the higher probability of a near term IPO and continued preparations for an IPO, including commencement of the Public Company Accounting Oversight Board (“PCAOB”) annual audit and Statement on Auditing Standards 100 (“SAS 100”) interim review of its financial statements, engagement of outside legal advisors to the Company for the IPO, and discussions with several investment banks to prepare to form the underwriting syndicate for the IPO.

In September 2019, the Board, after taking into account the August 2019 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 1,159,680 shares of common stock, each with an exercise price of $11.47 per share.

November 2019 Grants (October 2019 valuation)

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of October 31, 2019 (the “October 2019 Valuation”). The valuation used a weighted combination of the DCF Method (65% weighting), the GPCA (25% weighting) and recent secondary transactions for the sale of an aggregate of 156,581 shares of common stock at a weighted average price of $10.66 per share (10% weighting), with a DLOM of 14%, to estimate total equity value of $1,630.0 million. The DCF Method was assigned a higher weighting due to the Company’s consistent performance with management projections, including revenue growth targets.

The OPM was then used to allocate the estimated equity value to the Company’s common stock. The analysis applied a weighting of (i) 65% to an IPO event in January 2020 and (ii) 35% to an M&A event in July 2021. The risk free interest rate was determined to be 1.54% and 1.52% for the IPO event and M&A event, respectively, based on applicable treasury rates, and the equity volatility rate was determined to be 49.7% and 47.2% for the IPO event and the M&A event, respectively, based on the volatility rates of certain comparable public companies. Based on the above, the analysis resulted in an estimated equity value of $1,630.0 million on a marketable basis for each of an IPO event and an M&A event. A DLOM of 13% was then applied to the estimated equity value. After applying the weightings discussed above and the DLOM, the valuation resulted in a fair value of common stock of $11.56 per share.

The increase in the estimated value of the Company’s common stock from $11.47 per share in the August 2019 Valuation to $11.56 per share in the October 2019 Valuation is due primarily to a further reduced DLOM given completion of critical steps in the IPO process, including the IPO organizational meeting held

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Fourteen

in September 2019, the PCAOB annual audit and SAS 100 interim review of the Company’s financial statements, and the initial confidential submission of a draft registration statement on Form S-1 to the Commission in October 2019. The increase was offset by a decrease in valuation multiples used in the GPCA due to decreased trading prices among comparable companies.

In November 2019, the Board, after taking into account the October 2019 Valuation, relevant business conditions, and the financial performance and corporate history of the Company, determined to grant options to purchase 4,133,429 shares of common stock, each with an exercise price of $11.56 per share.

Valuation of Redeemable Convertible Preferred Stock

As disclosed on pages 104 and 105 of the Registration Statement, the Company estimates the fair value of its outstanding warrants to purchase shares of redeemable convertible preferred stock (the “Warrants”) on quarterly basis using the Black-Scholes option-pricing model, which incorporates various assumptions and estimates, including the fair value per share of the redeemable convertible preferred stock underlying the Warrants. The fair value per share of the redeemable convertible preferred stock is derived from the estimated total equity value calculated in the independent third-party valuations described above. Once an estimated total equity value is obtained in a given valuation, the OPM is used to allocate that equity value to the Company’s various share classes, including its redeemable convertible preferred stock, under both an IPO event and an M&A event. The fair value per share for each series of redeemable convertible preferred stock is obtained after applying the applicable weightings to the allocated equity value under the IPO event analysis and the M&A event analysis. As a result, the fair value of the Company’s redeemable convertible preferred stock at each valuation date is derived from the same estimated total equity value used to calculate the fair value of the Company’s common stock. The portion of estimated total equity value allocated to the redeemable convertible preferred stock accounts for the preferential rights, including the applicable liquidation preference, of the preferred stock.

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Fifteen

Summary

The Company believes the following factors explain the difference between the fair values of the Company’s common stock on the dates of grant and the Price Range.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

•

Since the October 2019 Valuation, the Company has made highly qualified and independent additions to its board of directors and continued to expand its number of members and offices and add new health network partnerships, driving continued revenue growth. As disclosed on page 87 of the Registration Statement, health network partnerships have historically resulted in a higher net revenue rate per member than previous fee-for-service contracts with payers. As disclosed on page 82 of the Registration Statement, membership has shown steady growth quarter over quarter, with 397,000 members as of September 30, 2019 compared to an estimated [***] as of December 31, 2019. As disclosed on page 128 of the Registration Statement, the Company also expects to enter three new markets in 2020.

•

The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock as of all of the option grant dates described above represent contemporaneous estimates of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through the November 2019 grants and the Price Range. The Company respectfully submits that the DLOM of 13% to 20% utilized since January 1, 2018 is reasonable and appropriate given the Company’s membership and net revenue growth and the prospects for a liquidity event, including an IPO.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock, as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

In contrast to the metrics used by the underwriters in determining the Price Range, the valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 102 through 104 of the Registration Statement. The Company, in preparing its valuations of

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 8, 2020

Page Sixteen

its common stock, generally applied analyses that estimated the fair value of the Company’s common stock utilizing projected and historical financial data, a comparison of similar companies and recent transaction data in the Company’s common stock and redeemable convertible preferred stock.

•

The June 2019 Valuation, August 2019 Valuation and October 2019 Valuation applied a 60%, 60% and 65% weighting to the OPM allocation of equity value to common stock under an IPO event, respectively, whereas the Price Range necessarily assumes the successful completion of an IPO, subject to market conditions. As a result, the Price Range does not take into account alternative outcomes that could yield lower valuations, such as an M&A event.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate.

* * * * *

Please contact me at (650) 843-5062 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Bjorn B. Thaler, 1Life Healthcare, Inc.
Lisa A. Mango, 1Life Healthcare, Inc.
John T. McKenna, Cooley LLP
Milson C. Yu, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Donald K. Lang, Davis Polk & Wardwell LLP

1Life Healthcare, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com